EXHIBIT 99.1

Tax Rulings Contribute SEK 300 M to Volvo

GOTEBORG, Sweden, June 15, 2005 (PRIMEZONE) -- Administrative Court of Appeal has delivered rulings in several tax cases affecting different companies in the Volvo Group. Taken as a whole, the Administrative Court of Appeal rulings will have a positive effect of about SEK 300 M on AB Volvo's second-quarter earnings.

In all, 16 different rulings have been delivered in cases affecting the tax-assessment years 1991-1999. All of the cases related to appeals against County Administrative Court rulings and involved a number of different issues. To a large extent, the Administrative Court of Appeal's verdicts followed the rulings delivered earlier by the County Administrative Courts. However, the Administrative Court of Appeal has granted AB Volvo a tax deduction of SEK 1.5 billion on the sale of shares in Volvo Trucks North America to an American subsidiary in 1996.

To a large extent, the Volvo Group had already made provision for tax expenses based on the original rulings of the County Administrative Courts. Accordingly, the rulings of the Administrative Court of Appeal will have a positive effect of approximately SEK 300 M on AB Volvo's second-quarter earnings in 2005.

June 15, 2005

For further information, please contact Marten Wikforss, telephone: +46 31 66 11 27, or 0705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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